Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 21, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 20, 2005, entitled “UPDATE ON ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ”.

PART I	Embargo: Not for publication
before 07:00 hours
20 January 2005

20 January 2005

UPDATE ON ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Vodafone Group Plc (“Vodafone”) is preparing for the adoption of International Financial Reporting Standards (“IFRS”) as its primary accounting basis for the year ending 31 March 2006.  As part of this transition, Vodafone is presenting today financial information prepared in accordance with IFRS for the six months to 30 September 2004 and, for illustrative purposes only, pro forma financial information for the year ended 31 March 2004.

Vodafone will report under UK Generally Accepted Accounting Practice (“UK GAAP”) for the year ending 31 March 2005, and will subsequently present this financial information in accordance with IFRS.

The primary changes to Vodafone’s reported financial information from the adoption of IFRS are as a result of the:

•                  requirement not to amortise goodwill;

•                  proportionate consolidation for certain Group interests, most notably Vodafone Italy, resulting from their reclassification as joint ventures;

•                  requirement to amortise mobile licences on a straight line basis;

•                  recognition of deferred tax liabilities on a different basis;

•                  inclusion of a fair value charge in relation to employee share options;

•                  recognition of all employee benefit related assets and obligations, principally pensions; and

•                  recognition of certain financial instruments at fair value and the reclassification of preference shares as debt.

Ken Hydon, Financial Director, commented:

“The financial information provided today shows how IFRS impacts on Vodafone’s recent results in advance of its adoption in the next financial year.  The most significant change is that Vodafone will no longer amortise goodwill, resulting in a clearer presentation of underlying business performance.

For the six months ended 30 September 2004 the impact of the adoption of IFRS is to increase profit attributable to equity shareholders by £6.8 billion comprising a credit of £7.3 billion in relation to the cessation of goodwill amortisation, a £0.3 billion reduction in non-recurring tax income and a net charge of £0.2 billion in relation to other adjustments”.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7920 3150

VODAFONE GROUP PLC

UPDATE ON ADOPTION OF IFRS

CONTENTS

Page
PART II
Introduction	4
Basis of Preparation	5
Key Impact Analysis	7
Performance Measurement	12
Outlook	13

PART III
Restated IFRS Consolidated Primary Statements	14
Six month period ended 30 September 2004
Year ended 31 March 2004 - Pro forma
Notes to IFRS Financial Information	21
Unaudited Proportionate Financial Information	23
Other Information	24
Forward Looking Statements	25
Audit report from Deloitte & Touche LLP on the Consolidated Opening IFRS Balance Sheet as at 1 April 2004	26
Review report from Deloitte & Touche LLP on the IFRS Interim Financial Information for the six months ended 30 September 2004	27

The following detailed reconciliations of UK GAAP to IFRS are available on www.vodafone.com/investor:
Income Statement, Balance Sheet and Cash Flow Statement for six months ended 30 September 2004
Income Statement, Balance Sheet and Cash Flow Statement for year ended 31 March 2004 (pro forma)

INTRODUCTION

Vodafone Group Plc and its subsidiaries (together, “the Group”) are preparing for the adoption of International Financial Reporting Standards (“IFRS”)(1) as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002.

IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006. Consequently, the Group’s financial results for the six month period ending 30 September 2005 will be prepared under IFRS.

This press release explains how the Group’s previously reported UK GAAP financial performance and position are reported under IFRS.  It includes, on an IFRS basis:

•                  the Group’s consolidated balance sheet at 1 April 2004, the Group’s expected date of transition (2);

•                  the Group’s consolidated balance sheet at 30 September 2004; and

•                  the Group’s consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement, for the six months ended 30 September 2004.

In addition, certain pro forma financial information in relation to the year ended 31 March 2004 has been included in this analysis, for illustrative purposes only.  As set out in the “Basis of preparation” on page 6, this information does not reflect the full adoption of IFRS for that year but has been presented to provide an indication of how the adoption of IFRS would have affected the Group’s consolidated income statement, and consolidated cash flow statement for that year.

Reconciliations to assist the reader in understanding the nature and quantum of differences between UK GAAP and IFRS for the financial information above are available on www.vodafone.com/investor.

The consolidated opening balance sheet as at 1 April 2004, as prepared on the basis set out in “Basis of preparation” on page 5, has been audited by Deloitte & Touche LLP.  Their audit report to the Company is set out on page 26.

The consolidated balance sheet as at 30 September 2004, the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the six months ended 30 September 2004, as prepared on the basis set out in “Basis of preparation” on page 5, have been reviewed by Deloitte & Touche LLP.  Their review report to the Company is set out on page 27.

(1)          References to IFRS throughout this document refer to the application of International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group.

(2)          Under current US Securities and Exchange Commission (“SEC”) reporting requirements, the Group is required to provide two years of audited comparative income statements and cash flow statements and one year of audited comparative balance sheet data. Therefore, the year ended 31 March 2004 would ordinarily be included in the Group’s Annual Report on Form 20-F for the year ending 31 March 2006 under IFRS. However, the Group has assumed that the SEC will finalise a proposed SEC rule on first time adoption of IFRS, which would require only one year of IFRS comparative information to be provided in the Group’s Annual Report on Form 20-F for the year ending 31 March 2006. The opening IFRS balance sheet and transition date to IFRS is therefore expected to be 1 April 2004.

BASIS OF PREPARATION

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within this release will require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

In preparing this financial information, the Group has assumed that the European Commission will endorse IFRS 2, “Share-based Payment” and the amendment to IAS 19, “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

1.         IFRS 1 exemptions

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004.

This standard provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception adopted by the Group.

a.          Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”).

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations (£96,931m) remains as stated under UK GAAP at 31 March 2004.

b.          Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition. The Group has recognised actuarial gains and losses in full in the period in which they occur in a statement of recognised income and expense in accordance with the amendment to IAS 19, issued on 16 December 2004.

c.          Share-based Payments (IFRS 2, “Share-based Payment”)

The Group has elected to apply IFRS 2 to all relevant share based payment transactions granted but not fully vested at 1 April 2004.

d.          Financial Instruments (IAS 39, “Financial Instruments : Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)

The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

2.         Pro forma financial information for the year ended 31 March 2004

The pro forma financial information for the year ended 31 March 2004 has been prepared for illustrative purposes only. It has been prepared on the basis that the IFRS transition date is 1 April 2003, with the exception that, other than the reversal of goodwill amortisation reported in the UK GAAP financial statements, the full requirements of accounting for business combinations under IFRS 3 have not been applied.

If IFRS 3 had been adopted in full for the year ended 31 March 2004 and business combinations occurring in the period from 1 April 2003 to 31 March 2004 had been reported accordingly, additional intangible fixed assets and related deferred tax liabilities would have been recognised with a corresponding reduction in goodwill. The income statement would have included amortisation expense, in relation to the recognised finite lived intangible assets and the related deferred tax effects.

Furthermore, were the IFRS transition date to be 1 April 2003, then these additional intangible fixed assets, deferred tax liabilities and related amortisation charge and tax credits would have similarly impacted the consolidated income statement for the six months ended 30 September 2004, and the consolidated balance sheet at 30 September 2004.

As a result of the above, the pro forma financial information for the year ended 31 March 2004 is not presented in full accordance with IFRS.

3.         Presentation of financial information

The primary statements within the financial information contained in this document have been presented substantially in accordance with IAS 1, “Presentation of Financial Statements”. However, this format and presentation may require modification in the event that further guidance is issued and as practice develops.

KEY IMPACT ANALYSIS

The analysis below sets out the most significant adjustments arising from the transition to IFRS. In addition, the pro forma adjustments for the year ended 31 March 2004 are presented for illustrative purposes only as described in “Basis of preparation” on page 6.

1)        Presentation of Financial Statements

The format of the Group’s primary financial statements has been presented substantially in accordance with IAS 1, “Presentation of Financial Statements”.

This has a significant impact on the presentation of the Group’s share of the results of associated undertakings in the Group’s consolidated income statement. Under UK GAAP, the Group’s share of associated undertaking operating profit, interest and tax have been disclosed separately in the consolidated income statement. In accordance with IAS 1, the results of associated undertakings are presented as a single line item.

In addition, discontinued operations have been presented in the Group’s pro forma income statement for the year ended 31 March 2004 in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.

2)        Scope of Consolidation

IAS 31, “Interests in Joint Ventures” defines a jointly controlled entity as an entity where unanimous consent over the strategic financial and operating decisions is required between the parties sharing control. Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain economic benefit from it.

The Group has reviewed the classification of its investments and concluded that the Group’s 76.8% interest in Vodafone Italy, currently classified as a subsidiary undertaking under UK GAAP, should be accounted for as a joint venture under IFRS. In addition, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji, which are currently classified as associated undertakings under UK GAAP, have been classified as joint ventures under IFRS as a result of the contractual rights held by the Group.  The Group has adopted proportionate consolidation as the method of accounting for these six entities.

Under UK GAAP, the revenue, operating profit, net financing costs and taxation of Vodafone Italy are consolidated in full in the income statement with a corresponding allocation to minority interest. Under proportionate consolidation, the Group recognises its share of all income statement lines with no allocation to minority interest. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji are accounted for under the equity method, with the Group’s share of operating profit, interest and tax being recognised separately in the consolidated income statement. Under proportionate consolidation the Group recognises its share of all income statement lines. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group fully consolidates the cash flows of Vodafone Italy, but does not consolidate the cash flows of its associated undertakings.  The IFRS consolidated cash flow statements reflect the Group’s share of cash flows relating to its joint ventures on a line by line basis, with a corresponding recognition of the Group’s share of net debt for each of the proportionately consolidated entities.

The IFRS consolidated balance sheet at 1 April 2004 reflect the proportionate consolidation on a line by line basis of the balance sheets of the operations listed above. Accordingly, the UK GAAP minority interest balance in respect of Vodafone Italy and the UK GAAP carrying value of investments in associated undertakings (excluding goodwill) in South Africa, Poland, Romania, Kenya and Fiji are eliminated from the consolidated balance sheets.

3)                  Intangible Assets

a)                   Goodwill and acquired intangible asset amortisation

IAS 38, “Intangible Assets” requires that goodwill is not amortised. Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance at 31 March 2004 (£96,931m) has been included in the opening IFRS consolidated balance sheet and is no longer amortised.

The credit arising from the adoption of IAS 38 on the Group’s consolidated income statement in respect of goodwill amortisation is set out below:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m

Goodwill amortisation	(7,300)	(15,207)

From 1 April 2004, business acquisitions have been accounted for in accordance with IFRS 3, “Business Combinations”. The amortisation charge in relation to acquired intangible assets, principally related to the recognition of finite lived intangible assets on the acquisition of minority interests in Vodafone Japan, is set out below:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m(1)

Acquired intangible asset amortisation	32	N/A

(1) As described in “Basis of Preparation” on page 6 the requirements of IFRS 3 have not been applied to business combinations in the year ended 31 March 2004.

In accordance with IAS 12, a deferred tax liability has been established relating to the acquired intangible assets in respect of the acquisition of minority interests in Vodafone Japan.

IFRS 1 requires that an impairment review of goodwill be conducted in accordance with IAS 36, “Impairment of Assets” at the date of transition irrespective of whether an indication exists that goodwill may be impaired. No impairments were necessary as at 1 April 2004 following the review carried out in accordance with this standard.

b)                   Licence fee amortisation

Under IAS 38, capitalised payments for mobile licences are amortised on a straight-line basis over their useful economic life. Amortisation is charged from the commencement of service of the network. Under UK GAAP, the Group’s policy is to amortise such costs in proportion to the capacity of the network during the start up period and then on a straight-line basis thereafter. The incremental charge in the Group’s income statement as a result of the adoption of straight-line amortisation of licences is as follows:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m

Licence fee amortisation	244	88

As a result of this adjustment an additional deferred tax credit of £94m and £29m was recognised for the six months ended 30 September 2004 and year ended 31 March 2004 (on a pro forma basis), respectively.

The total charge under IFRS in respect of amortisation of licences and acquired intangible assets was £480m for the six months ended 30 September 2004 and £186m for the year ended 31 March 2004 (on a pro forma basis).

c)                   Computer Software

Under UK GAAP, all capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be recorded as an intangible asset.

Accordingly, a reclassification has been made in the opening balance sheet of £949m between property, plant and equipment and intangible assets.

4)  Deferred and Current Taxes

The scope of IAS 12, “Income Taxes” is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, the Group’s IFRS opening balance sheet at 1 April 2004 includes an additional deferred tax liability of £1,801m in respect of the differences between the carrying value and tax written down value of the Group’s investments in associated undertakings and joint ventures. This comprises £1.3bn in respect of differences that arose when US investments were acquired and £0.5bn in respect of undistributed earnings of certain associated undertakings and joint ventures, principally Vodafone Italy. At 30 September 2004, the liability fell to £1,762m due to the reversal of certain withholding tax costs following changes in tax legislation (£73m), which offset the increase in liability due to undistributed earnings generated in the period (£34m). UK GAAP does not permit deferred tax to be provided on the undistributed earnings of the Group’s associated undertakings and joint ventures until there is a binding obligation to distribute those earnings.

IAS 12 also requires deferred tax to be provided in respect of the Group’s liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes. The tax impact of these and other IFRS adjustments is quantified in the relevant section of this release.

Under IFRS, in accordance with IAS 1, “Presentation of Financial Statements”, “Tax on (loss)/profit on ordinary activities” on the face of the consolidated income statement comprises the tax charge of the Company, its subsidiaries and its share of the tax charge of joint ventures. The Group’s share of its associated undertakings’ tax charges is shown as part of “Share of result in associated undertakings” rather than being disclosed as part of the tax charge under UK GAAP.

In respect of the Verizon Wireless partnership, the line “Share of result in associated undertakings” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership. The tax attributable to the Group’s share of allocable partnership income is included as part of “Tax on (loss)/profit on ordinary activities” on the consolidated income statement. This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership.

5)  Share-based Payment

IFRS 2, “Share-based Payment” requires that an expense for equity instruments granted be recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

While IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002, the Group has applied IFRS 2 to all instruments granted but not fully vested as at 1 April 2004.  The Group has adopted the binomial model for the purposes of computing fair value under IFRS.

The charges arising from the adoption of IFRS 2 on the Group’s income statement are as follows:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m

Pre 7 November 2002 grants	36	123

Post 7 November 2002 grants	14	19

Total	50	142

Deferred tax is provided based upon the expected future tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the schemes concerned. The additional deferred tax credit in respect of the recognition of these share-based payment transactions was £37m for the year ended 31 March 2004, on a pro forma basis, and £9m in the six months ended 30 September 2004.

6)  Post Employment Benefits

The Group currently applies the provisions of SSAP 24 under UK GAAP and provides detailed disclosure under FRS 17 in accounting for pensions and other post-employment benefits.

The Group has elected to adopt early the amendment to IAS 19, “Employee Benefits” issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

The Group’s opening IFRS balance sheet reflects the assets and liabilities of the Group’s defined benefit schemes totalling a net liability of £154m. This amount represents less than 0.2% of the Group’s market capitalisation at 31 March 2004. The transitional adjustment of £257m to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group’s and associated undertakings’ defined benefit schemes.  The incremental (credit)/charge arising from the adoption of IAS 19 on the Group’s income statement is as follows:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m

Defined Benefit Schemes	(3)	10

A related tax charge/(credit) of £1m and (£2m) was recognised for the six months ended 30 September 2004 and year ended 31 March 2004, on a pro forma basis, respectively.

7)  Financial Instruments

IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

a)                   Reclassification of non-equity minority interests to liabilities

The primary impact of the implementation of IAS 32 is the reclassification of the $1.65bn preferred shares issued by the Group’s subsidiary, Vodafone Americas Inc., from non-equity minority interests to liabilities. The reclassification at 1 April 2004 was £875m. Dividend payments by this subsidiary, which were previously reported in the Group’s income statement as non-equity minority interests, have been reclassified to net financing costs.

b)                   Fair value of available for sale financial assets

The Group has classified certain of its cost-based investments as ‘available for sale’ financial assets as defined in IAS 39. This classification does not reflect the intentions of management in relation to these investments. These assets are measured at fair value at each reporting date with movements in fair value taken to equity. At 1 April 2004, a cumulative increase of £233m in the fair value over the carrying value of these investments has been recognised, with a further £28m increase recognised in the period to 30 September 2004.

c)                   Other adjustments

Hedge accounting has been adopted for the majority of the Group’s interest rate swaps and underlying capital market debt, thereby reducing potential volatility in the income statement.

Certain derivative financial instruments used to manage interest rate and foreign exchange exposures are not held in hedge relationships. However, these tend to be relatively short term in nature, causing limited income statement volatility.

8)  Post Balance Sheet Events

IAS 10, “Events after the Balance Sheet Date” requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

The final dividend declared in May 2004 in relation to the financial year ended 31 March 2004 of £728m has been reversed in the opening balance sheet and charged to equity in the balance sheet as at 30 September 2004.  An adjustment to reverse the interim dividend declared in October 2004 (£1,263m) has also been made to the balance sheet as at 30 September 2004.

9)  Minority Interests

IAS 27, “Consolidated and Separate Financial Statements” requires that except in certain specific circumstances, where a minority shareholder exists in a subsidiary, and where losses of the relevant entity applicable to the minority exceed the minority interest in the subsidiary’s equity then this excess should be allocated to the majority shareholder. In this instance, the minority’s share of continuing losses of the investment cannot be attributed against that minority shareholder.

The impact of this adjustment is a charge to profit attributable to equity shareholders in the Group’s income statement as follows:

	Six months ended 30 September 2004 £m	Pro Forma Year ended 31 March 2004 £m

Negative minority interests	–	15

PERFORMANCE MEASUREMENT

Income Statement

The IASB and the US Financial Accounting Standards Board (“FASB”) have established an international working group on performance reporting. This has been set up to help the Boards in their joint project to establish standards for the presentation of information in financial statements that would improve the usefulness of that information in assessing the financial performance of an entity. Given that this project has yet to reach any conclusions, the Group has provisionally defined a number of additional performance measures that it anticipates publishing under IFRS.

•                                “Adjusted Group operating profit” defined as:

“Operating profit from subsidiaries and the share of operating profit from joint ventures that are proportionately consolidated plus the Group’s share of the net result from equity accounted interests and excluding items not related to underlying business performance”.

This measure will include the Group’s share of the tax and interest and minority interests in equity accounted interests. The adjustment for items not relating to underlying business performance is broadly equivalent to the current UK GAAP classification for exceptional operating items.

•                                “Adjusted earnings per share” is measured using:

“Net income attributable to equity shareholders, adjusted for:

-                                  Non-operating income and expense;

-                                  Net result in relation to discontinued operations; and

-                                  Other items not relating to underlying business performance”

An analysis of adjusted Group operating profit and the adjusted earnings per share measure is provided in the notes to IFRS information on page 21.

Cash Flow Statement

The Group will continue to disclose free cash flow, which under IFRS will comprise free cash flow from subsidiaries, the Group’s share of free cash flow of proportionately consolidated joint ventures.

The Group defines free cash flow as net cash from operating activities less net cash flow arising from the purchase and sale of tangible and intangible fixed assets, plus dividends received from associated undertakings, less taxation cash flows and net cash outflows for returns on investments and servicing of finance.

Proportionate information

The Group will continue to publish proportionate financial information. The basis of preparation of this information together with restated financial information is set out on page 23.

OUTLOOK

The tables below set out the Group’s outlook statements for the years ending 31 March 2005 and 31 March 2006 as announced on 16 November 2004 and on the basis that they had been provided under IFRS at that date. Please see forward-looking statements on page 25. Under IFRS, these expectations may also vary as a result of changes in the accounting bases under which these outlook statements are based. This could arise from the non-adoption of IFRS standards by the EU and the issue of new IFRS standards that the Group may either be required or may wish to adopt in the relevant financial year.

For the year ending 31 March 2005

	UK GAAP	IFRS
Organic average proportionate mobile customer growth	Around 10%	Around 10%
Organic proportionate mobile revenue growth	High single digit	High single digit (1)
Proportionate mobile EBITDA margin excluding stake changes in the 2005 financial year	Broadly stable	Broadly stable (1)
Capitalised tangible and intangible fixed asset additions (excluding licences)	Around £5 billion	Around £5 billion
Free cash flow	Around £7 billion	Slightly below £7 billion (2)
Share purchases	Around £4 billion	Around £4 billion

(1)  Compared to the amount computed under IFRS for the year ended 31 March 2004

(2)  Results from presentational changes arising from the proportionate consolidation of joint ventures under IFRS

(3)  The proportionate mobile EBITDA margin including the impact of stake changes in the 2005 financial year is expected to be slightly lower compared to that for the year ended 31 March 2004 on both an IFRS and UK GAAP basis

For the year ending 31 March 2006

	UK GAAP	IFRS
Organic average proportionate mobile customer growth	High single digit	High single digit
Organic proportionate mobile revenue growth	High single digit	High single digit (1)
Vodafone live! with 3G registered customers at 31 March 2006 (2)	10 million	10 million
Proportionate mobile EBITDA margin	Broadly stable	Broadly stable (1)
Capitalised tangible and intangible fixed asset additions (excluding licences)	In the order of £5 billion	In the order of £5 billion

(1)  Compared to the amount computed under IFRS for the year ending 31 March 2005

(2)  Outlook includes all customers in the following countries: Albania, Australia, Egypt, Germany, Greece, Hungary, Ireland, Italy, Japan, Malta, Netherlands, New Zealand, Portugal, Spain, Sweden, United Kingdom

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2004

	UK GAAP IFRS format		IFRS adjustments	IFRS
	(unaudited)		(unaudited)	(unaudited)

	£m		£m	£m

Revenue	16,796		(54)	16,742

Cost of sales	(10,072)		(338)	(10,410)

Gross profit	6,724		(392)	6,332

Selling and distribution expenses	(1,005)		(8)	(1,013)
Administrative expenses	(7,964)		6,326	(1,638)
Share of result in associated undertakings	241		837	1,078

Operating (loss)/profit	(2,004)		6,763	4,759

Non-operating income and expense	16		–	16
Net financing costs	(191)		(44)	(235)

(Loss)/profit on ordinary activities before taxation	(2,179)		6,719	4,540

Tax on (loss)/profit on ordinary activities	(718)		(139)	(857)

(Loss)/profit for the financial period	(2,897)		6,580	3,683

Attributable to:
– Minority interests	298		(230)	68
– Equity shareholders	(3,195)		6,810	3,615

(Loss)/earnings per share:
From continuing operations(1)
– Basic				5.40p
– Diluted				5.39p

From continuing and discontinued operations
– Basic	(4.77)	p		5.40p
– Diluted	(4.77)	p		5.39p

(1)  Not provided under UK GAAP.

PRO FORMA CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2004

UK GAAP IFRS format (unaudited)	IFRS adjustments (unaudited)	Pro Forma IFRS (unaudited)

£m	£m	£m

Revenue	32,741	(249)	32,492

Cost of sales	(18,986)	(259)	(19,245)

Gross profit	13,755	(508)	13,247

Selling and distribution expenses	(2,065)	–	(2,065)
Administrative expenses	(16,529)	13,000	(3,529)
Share of result in associated undertakings	(19)	1,934	1,915
Other income and expense	-	35	35

Operating (loss)/profit	(4,858)	14,461	9,603

Non-operating income and expense	13	–	13
Net financing costs	(498)	(105)	(603)

(Loss)/profit on ordinary activities before taxation	(5,343)	14,356	9,013

Tax on (loss)/profit on ordinary activities	(2,840)	12	(2,828)

(Loss)/profit for the period on continuing operations	(8,183)	14,368	6,185

Loss on discontinued operations	(81)	8	(73)

(Loss)/profit for the financial year	(8,264)	14,376	6,112

Attributable to:
– Minority interests	751	(492)	259
– Equity shareholders	(9,015)	14,868	5,853

(Loss)/earnings per share:
From continuing operations(1)
– Basic	8.70	p
– Diluted	8.68	p

From continuing and discontinued operations
– Basic	(13.24)	p	8.60	p
– Diluted	(13.24)	p	8.58	p

(1)   Not provided under UK GAAP.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30 September 2004

	UK GAAP IFRS format (unaudited)	IFRS adjustments (unaudited)	IFRS (unaudited)

	£m	£m	£m

Gains on revaluation of available-for-sale investments	–	28	28

Exchange differences on translation of foreign operations	1,995	72	2,067

Actuarial losses on defined benefit pension schemes	–	(54)	(54)

Tax on items taken directly to equity	–	28	28

Net income recognised directly in equity	1,995	74	2,069

(Loss)/profit for the financial period	(2,897)	6,580	3,683

Total recognised (losses)/gains relating to the period	(902)	6,654	5,752

Attributable to:
– Equity shareholders	(1,219)	6,935	5,716
– Minority interests	317	(281)	36

CONSOLIDATED BALANCE SHEET

As at 1 April 2004 (Opening balance sheet)

	UK GAAP IFRS format	IFRS adjustments	IFRS

	£m	£m	£m
Non-current assets
Intangible assets	93,622	864	94,486
Property, plant and equipment	18,083	(833)	17,250
Investments in associated undertakings	21,226	(800)	20,426
Other investments	1,049	233	1,282
Deferred tax assets	965	114	1,079
Trade and other receivables	221	(9)	212
	135,166	(431)	134,735
Current assets
Inventory	458	10	468
Taxation recoverable	372	(103)	269
Trade and other receivables	5,148	305	5,453
Cash and cash equivalents	5,790	61	5,851
	11,768	273	12,041

Total assets	146,934	(158)	146,776

Equity
Called up share capital	4,280	–	4,280
Share premium account	52,154	–	52,154
Own shares held	(1,136)	–	(1,136)
Other reserve	99,640	–	99,640
Retained losses	(43,014)	(373)	(43,387)
Total equity shareholders’ funds	111,924	(373)	111,551

Minority interests	3,007	(2,198)	809

Total equity	114,931	(2,571)	112,360

Non-current liabilities
Long-term borrowings	12,224	1,859	14,083
Deferred tax liabilities	3,608	1,399	5,007
Post employment benefits(1)	(73)	227	154
Provisions for other liabilities and charges	339	5	344
Other payables	751	(449)	302
	16,849	3,041	19,890
Current liabilities
Short-term borrowings	2,054	788	2,842
Current taxation liabilities	4,275	(356)	3,919
Trade payables and other payables	8,643	(1,068)	7,575
Provisions for other liabilities and charges	182	8	190
	15,154	(628)	14,526

Total equity and liabilities	146,934	(158)	146,776

(1)   UK GAAP post employment benefit prepayment and provision presented net, consistent with the IFRS presentation.

CONSOLIDATED BALANCE SHEET

As at 30 September 2004

	UK GAAP IFRS format (unaudited)	IFRS adjustments (unaudited)	IFRS (unaudited)

	£m	£m	£m
Non-current assets
Intangible assets	90,399	7,559	97,958
Property, plant and equipment	18,070	(840)	17,230
Investments in associated undertakings	20,831	90	20,921
Other investments	894	263	1,157
Deferred tax assets	983	167	1,150
Trade and other receivables	280	(13)	267
	131,457	7,226	138,683
Current assets
Inventory	416	8	424
Trade and other receivables	5,500	180	5,680
Cash and cash equivalents	4,650	54	4,704
	10,566	242	10,808

Total assets	142,023	7,468	149,491

Equity
Called up share capital	4,283	–	4,283
Share premium account	52,202	–	52,202
Own shares held	(2,873)	–	(2,873)
Other reserve	99,605	35	99,640
Retained losses	(45,473)	7,134	(38,339)
Total equity shareholders’ funds	107,744	7,169	114,913

Minority interests	2,637	(2,452)	185

Total equity	110,381	4,717	115,098

Non-current liabilities
Long-term borrowings	11,811	1,708	13,519
Deferred tax liabilities	3,445	1,846	5,291
Post employment benefits(1)	(64)	274	210
Provisions for other liabilities and charges	351	7	358
Other payables	683	(402)	281
	16,226	3,433	19,659
Current liabilities
Short-term borrowings	1,560	1,110	2,670
Current taxation liabilities	4,766	(244)	4,522
Trade payables and other payables	8,954	(1,567)	7,387
Provisions for other liabilities and charges	136	19	155
	15,416	(682)	14,734

Total equity and liabilities	142,023	7,468	149,491

(1)   UK GAAP post employment benefit prepayment and provision presented net, consistent with the IFRS presentation.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2004

	UK GAAP IFRS format (unaudited)	IFRS adjustments (unaudited)	IFRS (unaudited)

	£m	£m	£m

Net cash flows from operating activities	6,019	(192)	5,827

Cash flows from investing activities
Purchase of interests in subsidiary undertakings, net of cash acquired	(2,391)	–	(2,391)
Disposal of interests in subsidiary undertakings, net of cash disposed	226	–	226
Purchase of intangible fixed assets	(15)	(314)	(329)
Purchase of property, plant and equipment	(2,509)	305	(2,204)
Purchase of investments	(10)	–	(10)
Disposal of property, plant and equipment	18	–	18
Disposal of investments	4	–	4
Loans repaid to associated undertakings	(2)	–	(2)
Dividends received from associated undertakings	1,016	(69)	947
Dividends received from investments	18	–	18
Interest received	569	5	574
Interest paid	(774)	(36)	(810)
Interest element of finance leases	(4)	–	(4)
Net cash flows from investing activities	(3,854)	(109)	(3,963)

Cash flows from financing activities
Issue of ordinary share capital	40	–	40
Decrease in debt	(957)	274	(683)
Purchase of treasury shares	(1,757)	–	(1,757)
Equity dividends paid	(728)	-	(728)
Dividends paid to minority shareholders in subsidiary undertakings	(38)	20	(18)
Net cash flows from financing activities	(3,440)	294	(3,146)

Net decrease in cash and cash equivalents	(1,275)	(7)	(1,282)
Cash and cash equivalents at beginning of the period	5,748	61	5,809
Exchange gains on cash and cash equivalents	55	–	55
Cash and cash equivalents at end of the period	4,528	54	4,582

Net decrease in cash and cash equivalents	(1,275)	(7)	(1,282)
Decrease in debt	957	(274)	683
Decrease in debt resulting from cash flows	(318)	(281)	(599)
Translation difference	83	(42)	41
Other movements	2	65	67
Movement in net debt in the period	(233)	(258)	(491)
Opening net debt	(8,488)	(2,102)	(10,590)
Closing net debt (1)	(8,721)	(2,360)	(11,081)

(1)   Net debt is defined as long-term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents

CONSOLIDATED PRO FORMA CASH FLOW STATEMENT

For the year ended 31 March 2004

	UK GAAP IFRS format (unaudited)	IFRS adjustments (unaudited)	Pro Forma IFRS (unaudited)

	£m	£m	£m

Net cash flows from operating activities	11,135	(296)	10,839

Cash flows from investing activities
Purchase of interests in subsidiary undertakings, net of cash acquired	(2,054)	–	(2,054)
Disposal of interests in subsidiary undertakings, net of cash disposed	737	–	737
Disposal of interests in associated undertakings	5	–	5
Purchase of intangible fixed assets	(21)	(658)	(679)
Purchase of property, plant and equipment	(4,508)	655	(3,853)
Purchase of investments	(43)	–	(43)
Disposal of property, plant and equipment	158	(2)	156
Disposal of investments	123	–	123
Loans repaid by associated undertakings	24	–	24
Dividends received from associated undertakings	1,801	(62)	1,739
Dividends received from investments	25	–	25
Interest received	942	–	942
Interest paid	(901)	(87)	(988)
Interest element of finance leases	(10)	–	(10)
Net cash flows from investing activities	(3,722)	(154)	(3,876)

Cash flows from financing activities
Issue of ordinary share capital	69	–	69
Increase in debt	280	437	717
Purchase of treasury shares	(1,032)	–	(1,032)
Purchase of own shares in relation to employee share schemes	(17)	–	(17)
Equity dividends paid	(1,258)	-	(1,258)
Dividends paid to minority shareholders in subsidiary undertakings	(100)	47	(53)
Net cash flows from financing activities	(2,058)	484	(1,574)

Net increase in cash and cash equivalents	5,355	34	5,389
Cash and cash equivalents at beginning of the period	766	28	794
Exchange losses on cash and cash equivalents	(373)	(1)	(374)
Cash and cash equivalents at end of the period	5,748	61	5,809

Net increase in cash and cash equivalents	5,355	34	5,389
Increase in debt	(280)	(437)	(717)
Decrease in debt resulting from cash flows	5,075	(403)	4,672
Net debt acquired on acquisition of subsidiary undertakings	(7)	–	(7)
Net debt disposed on disposal of subsidiary undertakings	194	–	194
Translation difference	144	173	317
Premium on repayment of debt	(56)	–	(56)
Other movements	1	(336)	(335)
Movement in net debt in the period	5,351	(566)	4,785
Opening net debt	(13,839)	(1,536)	(15,375)
Closing net debt (1)	(8,488)	(2,102)	(10,590)

(1)   Net debt is defined as long-term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents

NOTES TO IFRS FINANCIAL INFORMATION

1)  Adjusted Group operating profit

	Six months ended 30 September 2004	Pro Forma Year ended 31 March 2004

	£m	£m

Operating profit	4,759	9,603

Items not related to underlying business performance:
- Other income and expense	-	(35)
- Expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy	-	(269)
- Reorganisation costs	-	123

Adjusted Group operating profit	4,759	9,422

2)  Adjusted earnings per share

	Six months ended 30 September 2004		Pro Forma Year ended 31 March 2004

	£m		£m

Earnings for basic and diluted earnings per share	3,615		5,853

Less: result in respect of discontinued operations	-		73

Earnings for basic and diluted earnings per share from continuing operations	3,615		5,926

Items not related to underlying business performance:
- Other income and expense	-		(35)
- Non-operating income and expense	(16)		(13)
- Expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy	-		(269)
- Reorganisation costs	-		123
- Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.	(303)		-
- Tax on items not related to underlying business performance	-		72
- Items not related to underlying business performance attributable to minority interests	13		1

Earnings for adjusted earnings per share	3,309		5,805

Weighted average number of shares for basic EPS (millions)	66,915		68,096
Weighted average number of shares for diluted EPS (millions)	67,102		68,249

Basic earnings per share	5.40	p	8.60	p
Diluted basic earnings per share	5.39	p	8.58	p

Basic earnings per share from continuing operations	5.40	p	8.70	p
Diluted basic earnings per share from continuing operations	5.39	p	8.68	p

Adjusted basic earnings per share from continuing operations	4.95	p	8.52	p
Adjusted diluted basic earnings per share from continuing operations	4.93	p	8.51	p

NOTES TO IFRS FINANCIAL INFORMATION (continued)

3)  Free cash flow

	Six months to 30 September 2004	Pro Forma Year ended 31 March 2004

	£m	£m

As previously reported	4,300	8,521
Effect of proportionate consolidation	(286)	(401)
Other	5	(2)

	4,019	8,118

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

Basis of preparation

The tables of financial information below are presented on a proportionate basis.  Proportionate presentation is not a measure recognised under UK GAAP or IFRS and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP or IFRS.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP and IFRS.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.  IFRS requires consolidation of entities in relation to which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures. IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures, as detailed on page 7.

Proportionate information includes results from the Group’s equity accounted investments and other investments. The Group does not have control over the turnover, expenses or cash flows of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of intercompany turnover.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

		Six months ended 30 September 2004		Year ended 31 March 2004 (Pro Forma)

	UK GAAP £m	IFRS Adjust- ments £m	IFRS £m	UK GAAP £m	IFRS Adjust- ments £m	IFRS £m
Turnover

Mobile	20,711	–	20,711	37,969	–	37,969
Other	468	–	468	1,477	–	1,477
Group	21,179	–	21,179	39,446	–	39,446

EBITDA (1)

Mobile	8,218	(44)	8,174	14,826	(149)	14,677
Other	77	–	77	288	(3)	285
Group	8,295	(44)	8,251	15,114	(152)	14,962

Mobile EBITDA (1) margin	39.7%	(0.2% )	39.5%	39.0%	(0.3% )	38.7%

(1)  Proportionate EBITDA and proportionate EBITDA margin is stated before exceptional items under UK GAAP and before items not reflecting underlying business performance under IFRS.

OTHER INFORMATION

This document, together with a presentation in relation to the impact of IFRS on the Group will be available on the Group’s website www.vodafone.com.

The Group currently intends to publish further restated IFRS financial information as follows:

Analyses of mobile operating profit by type of expense and segmental information for the year ended 31 March 2004 and six months ended 30 September 2004	By 31 March 2005
Restated financial information for the year ending 31 March 2005	July 2005

FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Outlook” regarding Vodafone’s expectations for the years ending 31 March 2005 and 2006 as to organic average proportionate mobile customer growth, number of Vodafone live! with 3G customers, full year organic proportionate mobile revenue, proportionate mobile EBITDA margins, depreciation and licence amortisation, capitalised tangible and intangible fixed asset additions, free cash flow, share purchases and statements related to the Group’s expectations regarding the adoption of certain IFRS standards and the publication of future financial information under IFRS. These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and the availability of handsets.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Outlook” and the statements related to the Group’s adoption of IFRS and the publication of future financial information referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and the Group’s business offerings on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report on Form 20-F with respect to the financial year ended 31 March 2004.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

INDEPENDENT AUDITORS’ REPORT OF DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC ON THE PRELIMINARY OPENING IFRS CONSOLIDATED BALANCE SHEET

We have audited the accompanying preliminary opening International Financial Reporting Standards (“IFRS”) consolidated balance sheet and related notes of Vodafone Group Plc (“the Company”) and its subsidiaries (together, “the Group”) as at 1 April 2004 (hereinafter referred to as the “Preliminary Opening Balance Sheet”). The Preliminary Opening Balance Sheet is the responsibility of the Company’s directors.  It has been prepared as part of the Company’s conversion to IFRS in accordance with the “Basis of preparation” section, which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006. Our responsibility is to express an opinion on the Preliminary Opening Balance Sheet based on our audit.

Our audit report is made solely to the Company in accordance with our engagement letter. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an auditors’ report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the opinions we have formed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Preliminary Opening Balance Sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Preliminary Opening Balance Sheet.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Preliminary Opening Balance Sheet.  We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that the “Basis of preparation” section explains why there is a possibility that the Preliminary Opening Balance Sheet may require adjustment before constituting the final opening IFRS balance sheet.  Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the Preliminary Opening Balance Sheet as at 1 April 2004 has been prepared, in all material respects, in accordance with the basis set out in the “Basis of preparation” section.

Deloitte & Touche LLP

Chartered Accountants

London

19 January 2005

INDEPENDENT REVIEW REPORT OF DELOITTE & TOUCHE LLP TO THE BOARD OF DIRECTORS OF VODAFONE GROUP PLC ON THE PRELIMINARY IFRS COMPARATIVE FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

We have reviewed the accompanying preliminary International Financial Reporting Standards (“IFRS”) consolidated financial information of Vodafone Group Plc (“the Company”) and its subsidiaries (together, “the Group”) for the six months ended 30 September 2004 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense and, the consolidated cash flow statement and related notes (hereinafter referred to as “Preliminary Financial Information”).

This Preliminary Financial Information is the responsibility of the Company’s directors.  It has been prepared as part of the Company’s conversion to IFRS in accordance with the basis set out in the “Basis of preparation” section which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006. Our responsibility is to express an opinion on this Preliminary Financial Information based on our review.

Our review report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Review work performed

We conducted our review in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the Preliminary Financial Information and underlying financial data and, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the Preliminary Financial Information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that the “Basis of Preparation” section explains why there is a possibility that the accompanying Preliminary Financial Information may require adjustment before constituting the final IFRS comparative information for the six months ended 30 September 2004.  Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group’s financial position, results of operations and cash flows in accordance with IFRS.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the Preliminary Financial Information for the six months ended 30 September 2004 which has been prepared in accordance with the basis set out in the “Basis of Preparation” section.

Deloitte & Touche LLP

Chartered Accountants

London

19 January 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 21 January, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary